DUNDEE CORPORATION DECLARES

FIRST PREFERENCE SHARES, SERIES 1 DIVIDEND

FOR IMMEDIATE RELEASE

TORONTO, ONTARIO – (CCNMatthews – March 5, 2007)

Dundee Corporation (TSX: DC.A and DC.PR.A) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.3125 per first preference share, series 1 payable on April 2, 2007 to shareholders of record on March 19, 2007.

The dividend is designated as an eligible dividend for the purposes of section 89 of the Income Tax Act (Canada).

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 56% owned subsidiary, Dundee Wealth Management Inc., a company with $60.1 billion in assets under management and administration. Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 18% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Limited.

CONTACT INFORMATION

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

Dundee Corporation

(416) 365-5010